1601 W. LBJ Freeway
         Dallas, TX 75234
(972) 443-4000

April 30, 2010

BY EDGAR AND OVERNIGHT DELIVERY

Ms. Pamela Long
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Celanese Corporation

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2009

File No. 1-32410

Dear Ms. Long:

This letter is submitted by Celanese Corporation (the “Company”) in response to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) in its letter to the Company dated April 15, 2010 (the “Comment Letter”), which requested a response from the Company relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”).  For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter, with the Staff’s comments presented in bold italicized text, each of which is followed by the Company’s response.

Special Note Regarding Forward-Looking Statements, page 3

1.
We note that certain statements in this section suggest that you are applying the safe harbors to your oral statements and to other written statements, such as in your other periodic reports. Please advise us as to the basis for these statements in light of the safe harbors to your oral statements of the safe harbor requirements set forth in paragraphs (c)(1)(A)(i) and (c)(2)(A) of Section 21E of the Exchange Act.

We advise the Staff that in future filings of Annual Reports on Form 10-K we will revise the Special Note Regarding Forward-Looking Statements to read as follows (marked to show changes to the version contained in the Form 10-K):

Certain statements in this Annual Report or in other materials we have filed or will file with the Securities and Exchange Commission (“SEC”) and incorporated by reference herein~~, as well as information included in oral statements or other written statements made or to be made by us,~~ are forward-looking in nature as defined in Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995. You can identify these statements by the fact that they do not relate to matters of a strictly factual or historical nature and generally discuss or relate to forecasts, estimates or other expectations regarding future events. Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “may,” “can,” “could,” “might,” “will” and similar expressions identify forward-looking statements, including statements that relate to, such matters as planned and expected capacity increases and utilization; anticipated capital spending; environmental matters; legal proceedings; exposure to, and effects of hedging of, raw material and energy costs and foreign currencies; global and regional economic, political, and business conditions; expectations, strategies, and plans for individual assets and products, business segments, as well as for the whole Company; cash requirements and uses of available cash; financing plans; pension expenses and funding; anticipated restructuring, divestiture, and consolidation activities; cost reduction and control efforts and targets and integration of acquired businesses. ~~From time to time, forward-looking statements also are included in our other periodic reports on Forms 10-Q and 8-K, in our press releases and presentations, on our web site and in other material released to the public.~~

Forward-looking statements are not historical facts or guarantees of future performance but instead represent only our beliefs at the time the statements were made regarding future events, which are subject to significant risks, uncertainties, and other factors, many of which are outside of our control and certain of which are listed above. Any or all of the forward-looking statements included in this Report and in any other materials incorporated by reference herein ~~other reports, presentations or public statements made by us~~ may turn out to be materially inaccurate. This can occur as a result of incorrect assumptions, in some cases based upon internal estimates and analyses of current market conditions and trends, management plans and strategies, economic conditions, or as a consequence of known or unknown risks and uncertainties. Many of the risks and uncertainties mentioned in this Report, such as those discussed in Item 1A. Risk Factors~~,~~ or Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations — Forward-Looking Statements May Prove Inaccurate, ~~or in another report or public statement made by us,~~ will be important in determining whether these forward-looking statements prove to be accurate. Consequently, neither our stockholders nor any other person should place undue reliance on our forward-looking statements and should recognize that actual results may differ materially from those anticipated by us.

All forward-looking statements made in this Report are made as of the date hereof, and the risk that actual results will differ materially from expectations expressed in this Report will increase with the passage of time. We undertake no obligation, and disclaim any duty, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changes in our expectations or otherwise. However, we may make further disclosures regarding future events, trends and uncertainties in our subsequent reports on Forms 10-K, 10-Q and 8-K to the extent required under the Exchange Act. The above cautionary discussion of risks, uncertainties and possible inaccurate assumptions relevant to our business include factors we believe could cause our actual results to differ materially from expected and historical results. Other factors beyond those listed above or in Item 3. Legal Proceedings below, including factors unknown to us and factors known to us which we have not determined to be material, could also adversely affect us.

Exhibit List, page 69

2.	We note the disclosure under “Please Note” and have the following comments:

•
The statements in the second and third sentences indicate that there are schedules and exhibits to documents that you have not filed with or  incorporated by reference into the Form 10-K.  For example and without limitation, we note that you have not filed on Edgar the exhibits or schedules to exhibit 10.1.  As it does not appear that you have filed or incorporated any documents under Item 601(b)(2) of Regulation S-K, you are not permitted to omit these schedules and exhibits from the Form 10-K.  Please advise us as to which documents omit schedules and exhibits and file complete copies of each of these documents, including all schedules and exhibits, with your next periodic report or with a current report on Form 8-K.

We advise the Staff that the Company has reviewed the documents that were filed or incorporated by reference into the Form 10-K and determined that it omitted to file schedules or exhibits to the following documents:

10.1
Credit Agreement, dated April 2, 2007, among Celanese Holdings LLC, Celanese US Holdings LLC, the subsidiaries of Celanese US Holdings LLC from time to time party thereto as borrowers, the Lenders party thereto, Deutsche Bank AG, New York Branch, as administrative agent and as collateral agent, Merrill Lynch Capital Corporation as syndication agent, ABN AMRO Bank N.V., Bank of America, N.A., Citibank NA, and JP Morgan Chase Bank NA, as co-documentation agents (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on April 5, 2007).

10.3
Guarantee and Collateral Agreement, dated April 2, 2007, by and among Celanese Holdings LLC, Celanese US Holdings LLC, certain subsidiaries of Celanese US Holdings LLC and Deutsche Bank AG, New York Branch (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC on April 5, 2007).

10.5(e)
Form of Performance-Based Restricted Stock Unit Agreement between Celanese Corporation and award recipient (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the SEC on April 3, 2007).

10.17
Restated Agreement and General Release, dated June 3, 2009, between Celanese Corporation and Miguel A. Desdin (incorporated by reference to Exhibit 10.9 to the Quarterly Report on Form 10-Q filed with the SEC on July 29, 2009).

We further advise the Staff that the Company is currently reviewing such schedules and exhibits to determine whether confidential treatment of any information contained therein should be sought.  The Company intends to file the documents listed above, together with all schedules and exhibits thereto (subject to any requests for confidential treatment), on a Current Report on Form 8-K no later than May 30, 2010.

•
The statements in this section suggest that the agreements or other documents containing the covenants, representations, or warranties do not constitute public disclosure under the federal securities laws of the United States.  Revise in future filings to remove any implication that the agreements or other documents do not constitute public disclosure under the federal securities laws of the United States.

We advise the Staff that the Company has deleted the disclosure under “Please Note” from the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 and intends not to include such disclosure in the Company’s future filings on Form 10-K and Form 10-Q.

•
The statements in this section suggest that investors should not rely on the disclosure in the agreements or other documents containing the covenants, representations, or warranties or that those disclosures may not be materially completed.  Revise in future filings to clarify that investors should read the covenants, representations, or warranties in the context of your other public disclosures in order to have a materially complete understanding of the agreements or other documents containing the covenants, representations, and warranties.

We advise the Staff that the Company has deleted the disclosure under “Please Note” from the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 and intends not to include such disclosure in the Company’s future filings on Form 10-K and Form 10-Q.

Exhibit 10.13

2.
We note that you redacted a portion of the exhibit.  Absent an order granting confidential treatment, Item 601(b)(10) of Regulation S-K requires the filing of an exhibit in its entirety.  Please advise or file a complete copy of the exhibit with your next periodic report or with a current report on Form 8-K.  If you wish to request confidential treatment of the redacted material, submit an application to the Office of the Secretary.

We advise the Staff that the Company intends to submit an application to the Office of the Secretary seeking confidential treatment of the personal information that was redacted from the exhibit.  In connection therewith, the Company intends to refile the exhibit, together with a request for confidential treatment, on a Current Report on Form 8-K no later than May 30, 2010.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

The Company believes that this letter addresses the Staff’s comments in the Comment Letter.  If you desire further information, please do not hesitate to contact the undersigned by letter or by telephone at (972) 443-4704.

Sincerely,
/s/ James R. Peacock III
James R. Peacock III
Vice President, Deputy General Counsel and Assistant Corporate Secretary

cc:           David N. Weidman
Gjon N. Nivica, Jr.
Brian J. Lane